Pricing Term Sheet

Filed Pursuant to Rule 433

File No. 333-170922

PRICING TERMS OF THE REPUBLIC OF TURKEY 3.250% NOTES DUE MARCH 23, 2023

ISSUER:	The Republic of Turkey

SECURITIES:	3.250% Notes due March 23, 2023

PRICING DATE:	January 8, 2013

ISSUE FORMAT:	Global (SEC Registered)

EXPECTED RATINGS OF THE NOTES*:	Ba1 / BB / BBB-

ISSUE SIZE:	USD 1,500,000,000.00

PRICE TO PUBLIC:	98.093%

TOTAL FEES:	USD 1,125,000 (0.075%)

PROCEEDS TO ISSUER:	USD 1,470,270,000.00

YIELD TO MATURITY:	3.473% per annum

COUPON:	3.250%, payable semi-annually on a 30/360-day basis

MATURITY DATE:	March 23, 2023

SPREAD TO US TREASURY:	160 bps

BENCHMARK US TREASURY:	1 1/8 Notes due November 15, 2022

BENCHMARK US TREASURY YIELD:	1.873%

DENOMINATIONS:	USD 200,000/USD 1,000

INTEREST PAYMENT DATES:	March 23 and September 23, beginning on September 23, 2013 (long first coupon)

CUSIP/ISIN:	900123 CA6 / US900123CA66

EXPECTED LISTING:	Luxembourg Stock Exchange

LEAD-MANAGERS/BOOKRUNNERS:	BNP Paribas
Deutsche Bank Securities Inc. Goldman Sachs International

SETTLEMENT:	Expected January 15, 2013 through the book-entry facilities of The Depository Trust Company

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Amendments to Preliminary Prospectus Supplement, subject to completion, dated January 8, 2013

The information set forth below corrects the information about the Republic contained in the “Recent Developments” section of the preliminary prospectus supplement, subject to completion, dated January 8, 2013. To the extent the information in this section is inconsistent with the information contained in the “Recent Developments” section of such preliminary prospectus supplement, the information in this section supersedes and replaces such information.

POLITICAL CONDITIONS

The table on page S-9 setting forth the composition of the Assembly by total number of seats provides information as of January 7, 2013, not as of January 7, 2012.

KEY ECONOMIC INDICATORS

The sentence in the first bullet point on page S-11 is replaced with the following sentence:

On January 4, 2013, the Central Bank foreign exchange buying rate for U.S. dollars was TL1.7800 per U.S. dollar, compared to an exchange buying rate of TL1.8768 per U.S. dollar on January 2, 2012.

The first sentence of the sixth bullet point on page S-11 is replaced with the following sentence:

As of January 5, 2013, the one-week repo auction rate of the Central Bank was 5.5%, the Central Bank overnight borrowing interest rate was 5.00% and the Central Bank overnight lending interest rate was 9%.

FOREIGN TRADE AND BALANCE OF PAYMENTS

The first sentence of the first paragraph on page S-12 is replaced with the following sentence:

In October 2012, the trade balance (according to the balance of payments presentation) posted a deficit of $4.096 billion as compared to a deficit of $6.388 billion in the same period in 2011. In November 2012, total goods imported (c.i.f.), including gold imports, increased by 12.5% to approximately $20.986 billion, as compared to approximately $18.649 billion during the same period of 2011.

The second paragraph on page S-12 is replaced with the following paragraph:

As of December 21, 2012, total gross international reserves of the Central Bank were approximately $120.646 billion (compared to $88.218 billion as of December 30, 2011), gold reserves were approximately $19.970 billion (compared to $9.888 billion as of December 30, 2011) and the Central Bank gross foreign exchange reserves were approximately $100.676 billion (compared to approximately $78.330 billion as of December 30, 2011).

This communication is intended for the sole use of the person to whom it is provided by us.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, any prospectus supplement or free writing prospectus for this offering if you request it by calling toll-free BNP Paribas at 1-800-854-5674, Deutsche Bank Securities Inc. at 1-800-503-4611, or Goldman Sachs International at 1-866-471-2526.

The preliminary prospectus supplement relating to the notes is available under the following link:

http://www.sec.gov/Archives/edgar/data/869687/000119312513006426/d460766d424b5.htm

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